SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended May 2001	Commission File Number 0-26983

DYNAMIC DIGITAL DEPTH INC.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

2120 Colorado Ave., Suite 100, Santa Monica, CA 90404-3504
(Address of Principal Executive Offices)

Telephone (310) 566-3340

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

AND

MANAGEMENT PROXY AND INFORMATION CIRCULAR

OF

Dynamic Digital Depth Inc.

This Management Proxy and Information Circular is furnished in connection with the solicitation of proxies by management of Dynamic Digital Depth Inc. to be voted at the Annual General and Special Meeting of the shareholders of the Corporation to be held on Monday April 23, 2001 at the hour of 9:00 a.m. (Pacific Daylight Time) at 2120 Colorado Avenue, Suite 100, Santa Monica, California.

Dated: March 17, 2001

TABLE OF CONTENTS

SOLICITATION OF PROXIES......................................................-1-

APPOINTMENT AND REVOCATION OF PROXIES........................................-1-

ADVICE TO BENEFICIAL SHAREHOLDERS............................................-2-

VOTING OF PROXIES............................................................-2-

VOTING SHARES AND PRINCIPAL SHAREHOLDERS.....................................-2-

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS.............................-3-
         Compensation of Directors...........................................-3-
         Compensation of Executive Officers..................................-3-
         Defined Benefit of Actuarial Plans..................................-6-
         Other Compensation..................................................-6-
         Composition of Compensation Committee...............................-6-

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS.............................-6-

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS...............................-6-

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING.......................-6-
         Election of Board of Directors......................................-6-
         Appointment of Auditor..............................................-7-
         Amendment to Articles...............................................-7-
         Amendment to Stock Option Plan......................................-8-
         Other Business......................................................-9-

CERTIFICATE OF THE CORPORATION..............................................-10-

DYNAMIC DIGITAL DEPTH INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

MONDAY, APRIL 23, 2001

TO THE SHAREHOLDERS:

TAKE NOTICE that an Annual General and Special Meeting (the “Meeting”) of the Shareholders of Dynamic Digital Depth Inc.(the “Corporation”) will be held at 2120 Colorado Avenue, Suite 100, Santa Monica, California, Monday, April 23, 2001 at the hour of 9:00am (Pacific Daylight Time) for the following purposes:

1.	To receive and consider the audited financial statements for the year ended June 30, 2000 and the report of the auditors thereon;
2.	To fix the board of directors of the Corporation at seven (7) members;
3.	To elect a board of directors of the Corporation for the ensuing year;
4.	To appoint the auditors of the Corporation for the ensuing year and, to authorize the board of directors to fix the auditors' remuneration;
5.	To consider and, if thought appropriate, approve a special resolution to amend the articles of the Corporation to increase the maximum number of directors permitted to comprise the board of directors, from time to time, to ten (10) members.
6.	To consider and, if thought appropriate, approve an ordinary resolution to amend the stock option plan in the manner described in the Management Information Circular dated March 17, 2001 accompanying this notice; and
7.	To transact any such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of Instrument of Proxy and return it in the envelope provided for that purpose.

DATED this 17th day of March, 2001.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Christopher M. Yewdall Christopher M. Yewdall, Chief Executive Officer

IMPORTANT

It is desirable that as many shares as possible be represented at the meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed Instrument of Proxy and return it as soon as possible in the envelope provided for that purpose. All proxies, to be valid, must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, Suite 600, Western Gas Tower, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at least forty-eight (48) hours prior to the meeting or any adjournment thereof.

-i-

Dynamic Digital Depth Inc.

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
MONDAY, APRIL 23, 2001

MANAGEMENT INFORMATION CIRCULAR

NOTE: Shareholders who do not hold their shares in their own name as registered shareholders should read “Advice to Beneficial Shareholders” herein for an explanation of their rights.

SOLICITATION OF PROXIES

This circular (“Management Information Circular”) is provided in connection with the solicitation by management of Dynamic Digital Depth Inc. (the “Corporation”) of proxies for the Annual General and Special Meeting of the shareholders of the Corporation (the “Meeting”) to be held on Monday, April 23, 2001, at 9:00 a.m. (Pacific Daylight Time) at 2120 Colorado Avenue, Suite 100, Santa Monica, California.

Management of the Corporation does not contemplate a solicitation of proxies otherwise than by mail. The costs thereof will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

A shareholder has the right to appoint a nominee (who need not be a shareholder) to represent him at the Meeting, other than the persons designated in the enclosed proxy form, by inserting the name of his chosen nominee in the space provided for that purpose on the form, or by completing another proper form of proxy. Such shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and should instruct him on how the shareholder’s shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or, where the form of proxy has been executed by an attorney of the shareholder, by the shareholder’s attorney authorized in writing, with proof of such authorization attached.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Suite 600, Western Gas Tower, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, at least forty-eight (48) hours, excluding Saturdays and holidays, before the time of the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return a proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to registered shareholders is identical to that provided to Beneficial Shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

All references to shareholders in this Management Information Circular and the accompanying form of proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders who produce proof of their identity.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have been selected by the directors of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. Each shareholder may instruct his proxy how to vote his shares by completing the blanks on the proxy form.

Shares represented by properly executed proxy forms in favour of the person designated on the enclosed form will be voted or withheld from voting in accordance with the instructions given on the proxy forms. In the absence of such instructions, such shares WILL BE VOTED FOR THE APPROVAL OF ALL RESOLUTIONS IDENTIFIED IN THIS MANAGEMENT INFORMATION CIRCULAR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this Management Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As of the effective date of this Management Information Circular which is March 17, 2001 (the “Effective Date”), the Corporation has 22,402,492 issued and outstanding Common Shares which are without nominal or par value. Holders of Common Shares are entitled to one (1) vote at the Meeting for each Common Share held.

The Corporation is also authorized to issue an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares, with the rights and restrictions attached thereto as determined by the Board of Directors at the time of issue. As at the Effective Date, no First Preferred Shares or Second Preferred Shares are issued and outstanding.

The Corporation will prepare a list of shareholders of record at the close of business on March 17, 2001 (the “Record Date”). A holder of Common Shares named on that list will be entitled to vote the Common Shares then registered in such holder’s name, except to the extent that: (a) the holder has transferred the ownership of any of his Common Shares after that date, and (b) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands not later than the close of business, ten (10) days before the Meeting, that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at the Effective Date, no person, firm or corporation own, directly or indirectly, or exercise control or direction over voting securities carrying more than ten percent (10%) of the voting rights attached to any class of voting securities of the Corporation, except for as indicated below:

Name and Municipality	Type of Ownership	Number of Common Shares Owned or Controlled at the Effective Date	Percentage of Outstanding Common Shares
CDS & Co. Toronto, Ontario	of record	5,984,668	26%
Westgate International, LP Grand Cayman, Cayman Islands	of record	3,740,792	16.7%
The Liverpool Limited Partnership Hamilton, Bermuda	of record	3,740,792	16.7%

Note:
(1)        The Corporation is not aware of the beneficial owner(s) of these shares.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

(a)        Compensation of Directors

As at the date hereof the Corporation has six (6) directors. The aggregate cash compensation (including salaries, directors fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid during the most recently completed fiscal year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed fiscal year the payment of which was deferred) paid to directors of the Corporation for services rendered in their capacities during the last fiscal year was nil.

Executive officers of the Corporation who also act as directors of the Corporation do not receive any additional compensation for services rendered in such capacities, other than as paid by the Corporation to such executive officers in their capacity as executive officers. See “Compensation of Executive Officers”.

(b)        Compensation of Executive Officers

During the last fiscal year ended June 30, 2000, the Corporation had three (3) executive officers, one (1) of whom was also a director. The aggregate cash compensation (including salaries, fees, director’s fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed fiscal year the payment of which was deferred) paid to executive officers by the Corporation during the fiscal year ended June 30, 2000 was CDN $704,500.

Summary Compensation

The following table (presented in accordance with the Regulations made under the Securities Act (British Columbia) (the “Regulation”) sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended June 30, 1998, 1999 and 2000, in respect of the individual(s) who were, at such dates, acting in a capacity similar to a Chief Executive Officer and the three most highly compensated Executive Officers whose compensation was greater than $100,000 (the “Named Executive Officers”). All dollar amounts are referenced in Canadian dollars.

                                                    SUMMARY COMPENSATION TABLE
                                                Annual Compensation                 Long Term Compensation
                                                                                       Awards             Payouts
                                                                                           Restricted
                                                                             Securities     Shares or
                                                                                Under       Restricted
                                                              Other Annual     Options        Share       LTIP(2)      All other
Name and Principal                        Salary     Bonus    Compensation     Granted        Units       Payouts    Compensation
Position                     Year         ($)(3)      ($)         ($)            (#)           ($)          ($)           ($)
Robert Baker (2)        June 30, 2000     81,484      Nil        35,226          Nil           Nil          Nil           Nil
CEO and President       June 30, 1999     183,730     Nil        88,456          Nil           Nil          Nil           Nil
                        June 30, 1998     175,503     Nil        80,666          Nil           Nil          Nil           Nil
Neil W. Speakman (3)    June 30, 2000     281,250     Nil        17,000        500,000         Nil          Nil           Nil
Chairman, CEO and       June 30, 1999     281,250     Nil         Nil            Nil           Nil          Nil           Nil
President               June 30, 1998       Nil       Nil         Nil            Nil           Nil          Nil           Nil
Christopher M.          June 30, 2000     250,000     Nil         Nil          200,000         N/A          N/A           Nil
Yewdall (4)             June 30, 1999     156,250     Nil         Nil          200,000         N/A          N/A           Nil
CEO, President          June 30, 1998       N/A       N/A         N/A            N/A           N/A          N/A           N/A
Mark N. Schwartz,       June 30, 2000     156,250     Nil         Nil          400,000         N/A          N/A           Nil
CFO                     June 30, 1999       N/A       N/A         N/A            N/A           N/A          N/A           N/A
                        June 30, 1998       N/A       N/A         N/A            N/A           N/A          N/A           N/A

Notes:

(1)	“LTIP” or “long term incentive plan” means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.
(2)	Mr. Baker was the President and CEO of the Corporation from October 1995 to December 1999 when he ceased to be the President.
(3)	Mr. Speakman served as the CEO and President from December 1999 to July 18, 2000.
(4)	Mr. Yewdall became the President and CEO of the Corporation on July 18, 2000, prior to which he was the President and CEO of the Corporation’s subsidiary, Dynamic Digital Depth USA, Inc.
(5)	Mr. Schwartz became the CFO on November 1, 1999.
(6)	No other executive officer received compensation in excess of $100,000.

Stock Options

The Corporation has a Stock Option Plan (the “Existing Plan”) dated February 6, 2000 which was approved by the shareholders of the Corporation on February 1, 2000. Pursuant to the Existing Plan, the Board of Directors may allocate non-transferrable options to purchase Common Shares of the Corporation to directors, officers, employees and consultants of the Corporation and its subsidiaries.

The Existing Plan is administered by the Board of Directors of the Corporation. Under the Existing Plan, at the time of granting the options, the aggregate number of Common Shares to be delivered upon exercise of all options granted thereunder and the aggregate number of Common Shares to be delivered upon exercise of the options to any one individual granted thereunder may not exceed the maximum number permitted by any stock exchange on which the Common Shares may be listed or by any other regulatory body having jurisdiction.

Options issued pursuant to the Existing Plan will have an exercise price as determined by the Board of Directors of the Corporation provided that the exercise price shall not be less than the price permitted by any stock exchange on which the Common Shares are then listed.

The Corporation granted stock options to acquire an aggregate of 1,100,000 Common Shares during the Corporation’s last fiscal year ended June 30, 2000 to Named Executive Officers.

The following table sets forth, in accordance with the Regulation to the Securities Act (British Columbia), information in respect of each exercise of options and freestanding SARs, if any, during the Corporation’s fiscal year ended June 30, 2000, and six month fiscal period ended December 31, 2000, and the value of unexercised options and SARs as at such dates.

                    AGGREGATED OPTION/SAR EXERCISES DURING THE FISCAL YEAR ENDED JUNE 30, 2000, AND VALUE OF
                                                           UNEXERCISED
                                                OPTIONS AND SARs AS AT SUCH DATES
                                                                                                   Value of Unexercised "in-the-
                              Securities                           Unexercised Options/SARs at     money" Options/SARs at Fiscal
                             Acquired on       Aggregate Value            June 30, 2000                      Year End
Name and Title                 Exercise            Realized         Exercisable/Unexercisable        Exercisable/Unexercisable
Neil W. Speakman                 N/A                 N/A                     520,000                             0
Chairman, CEO and CFO
------------------------- ------------------  ------------------ -------------------------------- -------------------------------
Christopher M. Yewdall           N/A                 N/A                     400,000                        $2,040,000
CEO, President
------------------------- ------------------  ------------------ -------------------------------- -------------------------------
Mark N. Schwartz,                N/A                 N/A                     400,000                         $888,000
CFO
========================= ==================  ================== ================================ ===============================

Long Term Incentive Plans

The Corporation currently has no long term incentive plans, other than stock options granted from time to time by the Board of Directors under the provisions of the Corporation’s Stock Option Plan.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Corporation to any of the Named Executive Officers of the Corporation during the last fiscal year ended June 30, 2000 and no stock appreciation rights were exercised.

Stock Option and SAR Re-Pricing

The Corporation did not make any downward re-pricing of stock options or stock appreciation rights during the fiscal year ended June 30, 2000 or prior thereto.

Pension and Retirement Plans and Payments Made Upon Termination of Employment

The Corporation does not have any pension or retirement plan which is applicable to the Named Executive Officers. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now or previously has acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with the Named Executive Officers resulting from the resignation, retirement or termination of employment of such persons.

(c)        Defined Benefit of Actuarial Plans

The Corporation does not have any defined benefit or actuarial plan under which benefits are determined primarily by final compensation and years of service.

(d)        Other Compensation

Other than as set forth herein, the Corporation did not pay any additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year.

(e)        Composition of Compensation Committee

As of the Effective Date, the Corporation does not have a Compensation Committee.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer or any of their respective associates or affiliates is, or was at end of the last completed fiscal year, indebted to the Corporation or any of its subsidiaries.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

The Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any directors, senior officers, any shareholder who beneficially owns directly or indirectly more than 10% of the issued and outstanding Common Shares or any known associate or affiliates of such persons in any transaction within the last fiscal year or any proposed transaction which has materially affected or would materially affect the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

1.        Election of Board of Directors

There are presently six (6) directors of the Corporation and management will be proposing that the number of directors to be elected at the Meeting be fixed at seven (7).

Unless otherwise directed, it is the intention of management to vote proxies in favour of the election as directors of the seven (7) nominees hereinafter set forth in Table 1 below.

Management does not contemplate that any such nominees will be unable to serve as directors. However, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, the persons named in the form of proxy reserve the right to vote for any other nominee in their sole discretion.

Information regarding the persons nominated for election as directors, including the number of voting securities of the Corporation over which each exercises control or direction is as follows:

Table 1

      Name and                                                                          Number of Shares    Percentage
   Municipality of      Position in the                                                   Beneficially       of Common
      Residence           Corporation     Principal Occupation for the Last Five Years      Owned(1)          Shares
---------------------  -----------------  -------------------------------------------- ------------------- -------------
Neil Speakman          Chairman, Chief    Chairman and Chief Financial Officer of the        353,104           1.5%
Santa Monica, CA       Financial Officer  Corporation
                       and Director since
                       March 1, 1994
Paul G.  Jeffrey (2)   Director since     Independent Businessman                            20,000            0.08%
Toronto, Ontario       March 1, 1994
Ian Macintosh (2)      Director since     Independent Businessman                            150,000           0.6%
Toronto, Ontario       April 26, 1994
Paul Kristensen (2)    Director since     Managing Director of Capital Technologies Pty.     305,205           1.4%
Perth, Western         May 6, 1996        Ltd.
Australia
Eric Edward Dillon     Director since     Independent Businessman since June 1999; Senior    293,255           1.3%
Mercer Island,         June 21, 2000      Vice President of Smith Barney, Seattle,
Washington                                Washington from January 1994 to June 1999
Geoffrey Roman         Director since     Corporate Vice President  of Motorola BCS since      Nil              Nil
New Hope, PA           September 1,       January 2000; Senior and Executive Vice President
                       2000               of General Instrument Corporation since 1994
Christopher Yewdall    CEO and            CEO and President of the Corporation since July,   10,000            0.04%
Santa Monica, CA       President since    2000; CEO and President of Dynamic Digital
                       July 18, 2000      Depth USA, Inc.  from September 1998 to July
                                          2000; VP of Business Development of C-Dilla
                                          Limited from September 1997 to September 1998

Notes:

(1)	The information as to shares beneficially owned, not being within the knowledge of the Corporation has been furnished by the respective nominees.
(2)	Members of the audit committee.

2.        Appointment of Auditor

Unless otherwise directed, it is management’s intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Ernst & Young, Chartered Accountants, as auditor of the Corporation to hold office until the close of the next Annual General Meeting of Shareholders or until Ernst & Young, Chartered Accountants, is removed from office or resigns as provided by law by the Corporation’s by-laws; and to authorize the directors of the Corporation to fix the remuneration of Ernst & Young, Chartered Accountants, as auditors of the Corporation. Ernst & Young, Chartered Accountants, has been the Auditor of the Corporation since August 12, 1994.

3.        Amendment to Articles

The articles of the Corporation currently permit the board of directors of the Corporation to be comprised of a minimum of three (3) and a maximum of seven (7) directors. To permit the Corporation greater freedom and access to additional directors, a special resolution seeking shareholder approval to amend the articles of the Corporation to increase the maximum number of directors permitted to comprise the board of directors to ten (10) members will be presented for approval at the Meeting.

To be effective, a special resolution must be approved by a majority of not less than two-thirds of the votes cast by the shareholders present whether in person or by proxy and entitled to vote on that resolution. The complete text of the proposed special resolution to approve this amendment to the articles is as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE CORPORATION THAT:

(1)	the articles of the Corporation be amended pursuant to Section 167(1)(k) of the Business Corporations Act (Alberta), to increase the maximum number of directors permitted to comprise the board of directors to ten (10) members;
(2)	the shareholders of the Corporation hereby expressly authorize any director or officer of the Corporation to exercise their discretion as circumstances may require to revoke this resolution before it is acted upon without requiring the further approval of the shareholders of the Corporation in that regard; and
(3)	any director or officer of the Corporation is hereby authorized and directed to prepare and file the aforementioned amendments to the articles of the Corporation with Alberta Registries, and to update the corporate records accordingly.”

Unless it is otherwise indicated in the proxy, it is management’s intention to vote the proxies in favour of the special resolution approving the amendment to the articles of the Corporation.

4.        Amendment to Stock Option Plan

As previously stated under the heading “Executive Compensation,” the Corporation currently has a Stock Option Plan which has been established to provide incentive to quality parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. Pursuant to the policies of the Canadian Venture Exchange, the maximum number of shares that may be reserved for the issuance of shares pursuant to the exercise of stock options granted pursuant to the plan, is 20% of the issued and outstanding. The Stock Option Plan currently specifies a maximum of 3,634,952 shares issuable pursuant to the plan. As of the Effective Date, the Corporation has 22,402,492 Common Shares issued and outstanding.

To ensure maximum flexibility of retaining and encouraging the continuing association of qualified parties with the Corporation, the shareholders will be asked to approve an ordinary resolution to amend the Stock Option Plan to specify a maximum of 4,480,498 Common Shares issuable upon exercise of stock options granted pursuant to the plan, which number represents 20% of the 22,402,492 Common Shares issued and outstanding as of the Effective Date. Disinterested shareholder approval, being the approval of the majority of the votes cast by all the shareholders of the Meeting, excluding the insiders of the Corporation or the associates, shall be sought for this resolution.

The text of the ordinary resolution approving the amendment to the Stock Option Plan to be considered at the Meeting will be substantially as follows:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE CORPORATION THAT:

(1)	Section 3 of the Stock Option Plan dated February 6, 2000 be amended to reference 4,480,498 as the maximum number of shares which may be reserved for exercise of options under the plan;

(2)	All stock options granted pursuant to the Stock Option Plan be and are hereby ratified, confirmed and approved; and
(3)	Any director or officer be and is hereby authorized to execute and deliver all such deeds and other documents as may be necessary in order to give effect to the revisions to the plan and the board of directors of the Corporation from time to time, be authorized to grant options in the capital stock of the Corporation pursuant to and in accordance with the provisions of the Stock Option Plan as revised.”

Unless otherwise indicated in the proxy, it is management’s intention to vote the proxies in favour of the ordinary resolution approving the revision to the Stock Option Plan.

5.        Other Business

While there is no other business other than that mentioned in the Notice of Meeting to be presented for consideration by the shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting, or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

DATE:          March 17, 2001

CERTIFICATE OF THE CORPORATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

ON BEHALF OF THE MANAGEMENT OF DYNAMIC DIGITAL DEPTH INC.

/s/ Mark N. Schwartz Mark N. Schwartz Chief Financial Officer	/s/ Christopher M. Yewdall Christopher M. Yewdall Chief Executive Officer

DYNAMIC DIGITAL DEPTH INC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DYNAMIC DIGITAL DEPTH INC.
Dated:____________	By:__________________________________________ Mark N. Schwartz, Chief Financial Officer